Filed Pursuant to Rule 433
Issuer Free Writing Prospectus
Dated November 1, 2016
(To Preliminary Prospectus dated November 1, 2016)
Registration Statement No. 333-214048

Free Writing Prospectus

Accelerated Pharma, Inc. Presentation

This free writing prospectus relates to the proposed public offering of common stock of Accelerated Pharma, Inc. (the “Company”) that is being registered on a Registration Statement on Form S-1 (No. 333-214048) (the “Registration Statement”) and should be read together with the preliminary prospectus dated November 1, 2016 included in that Registration Statement which can be accessed through the following link:

https://www.sec.gov/Archives/edgar/data/1630970/000114420416130880/v451545_s1a.htm

The Company has filed the Registration Statement with the SEC for the offering to which this communication relates. Before you invest, you should carefully read the prospectus in that Registration Statement, any later-dated prospectus relating to the offering and all related exhibits to the Registration Statement for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by emailing Rodman & Renshaw, a unit of H.C. Wainwright & Co., LLC, at placements@hcwco.com.

Investor Presentation Next Generation Genomics Powering Drug Development

2 Cautionary note on forward - looking statements and disclaimer • This presentation contains or may contain forward - looking statements about our plans and future outcomes, including, without limitation, statements containing the words “anticipates”, “projected”, “potential” “believes”, “expects”, “plans”, ”estimates” and similar expressions . Such forward - looking statements involve known and unknown risks, uncertainties and other factors which might cause the actual results, financial condition, performance or achievements of Accelerated Pharma, Inc . (including without limitation, the results of clinical trials and commercialization efforts), or industry results, to be materially different from any future results, financial conditions, performance or achievements expressed or implied by such forward - looking statements . Given these uncertainties, the audience is advised not to place any undue reliance on such forward - looking statements . These forward - looking statements speak only as at the date of this presentation . Accelerated Pharma expressly disclaims any obligation to update any such forward - looking statements in this presentation to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based, unless required by law or regulation . • Neither Accelerated Pharma nor any of its officers, employees, advisers, or agents makes any representation or warranty, express or implied, as to any matter or as to the truth, accuracy, or completeness of any statement made in this presentation, made in conjunction therewith or in any accompanying materials or made at any time, orally or otherwise, in connection with the matters referred to herein and all liability in respect of any such matter or statements is expressly excluded .

3 Free writing prospectus statement This presentation highlights basic information about our company. Because it is a summary, it does not contain all of the information that you should consider before investing. This offering may only be made by means of a prospectus. We have filed a registration statement on Form S - 1 (including a preliminary prospectus) with the SEC for our initial public offering to which this presentation relates. The registration statement has not yet become effective. Before you invest, you should read the preliminary prospectus in the registration statement (including the risk factors described therein) and other documents we have filed with the SEC for more complete information about our company and the offering. You may get these documents for free by visiting EDGAR on the SEC web site at http://www.sec.gov/. The preliminary prospectus, dated November 1, 2016, is available on the SEC web site at http://www.sec.gov/. When available, electronic copies of the preliminary prospectus supplement and the accompanying prospectus may also be obtained from the offices of Rodman & Renshaw, a unit of H.C. Wainwright & Co., LLC, by emailing placements@hcwco.com.

4 Content Introduction Genomics program Picoplatin – our first cancer drug Financials 1 2 3 4

5 Our mission Apply our genomic technology to improve cancer care by targeting patients who are more likely to respond to our proprietary drugs

6 Investment highlights Experienced management team with strong track record of drug approvals 5 Large market — potential to replace existing platinum drugs for many cancer indications 6 Opportunity to extend core technology to a large pipeline of drugs 7 Our genomic technology creates potential to extend the patent protection of drug therapies 8 Proprietary genomics technology which has the potential to predict tumor response to drug therapy 1 Picoplatin — late - stage cancer drug with strong signs of efficacy and improved safety 2 Pending phase IIB trials in CRC and H & N cancer designed to demonstrate our genomic approach 3 Significant capital invested by others in development of Picoplatin; prior clinical trials in 1,100 patients 4

7 Experienced management Drugs approved under supervision of our team: Plavix Javlar Yervoy Abilify Avapro Metaglip Amifostine Duragesic Levamisole Quadramet Topamax Tecfidera Raptiva Movectro BIOTECH MANAGEMENT / GENOMICS Michael Fonstein, PhD President, CEO - Co - Founder, CEO: Cleveland Biolabs (NASDAQ: CBLI) - Co - Founder, CEO: Integrated Genomics (now Igenbio) - Renowned genomics expert - Strong experience leading public companies CLINICAL Dmitry Prudnikov, MD CMO - Established expert in international clinical trials - Supported development of 8 marketed drugs - Practicing physician and clinical investigator Michael Kurman, MD Chief Clinical Advisor - 35 years in oncology drug development - Supported development of 4 marketed drugs - Extensive experience with FDA/EMA BIOTECH MANAGEMENT & CLINICAL Ekaterina Nikolaevskaya COO - >15 years C - Level management of Russian biomeds - Extensive management in pharma R&D and trials - Led development of eight marketed drugs in Russia and EU Randy Saluck, MBA, JD CFO & Chief Strategic Officer - 25 years Wall Street experience, including investment banking and law - Investment fund managing partner - Board member / Audit committee chairman of a public biotech company Teddy Scott, PhD, JD Legal Counsel, VP BD - 15 years in biotech IP practice - Expert in technology acquisition and in - licensing - Strategic advisor at U Chicago Tech Innovation Fund

8 Engaged independent board members GENOMICS Rick Stevens Board of Directors - Associate director of the Argonne National Lab, Computing & Life Sciences - Professor of Computer Science at the U. of Chicago - World renowned expert in computational biology and supercomputers BIOTECH MANAGEMENT / CLINICAL Daniel Perez, MD Chairman of the Board - 35 years managing drug development - Former CEO of Berlex Biosciences & several other biotech companies - Former Venture Partner at Bay City Capital - CEO & Chairman of Naia Ltd. Douglas Watson Audit Committee Chairman - Extensive history of drug development success and leadership - Former President & CEO of Novartis Corporation, US subsidiary of Novartis - Former President and CEO of Ciba - Geigy Corporation Michael Yomtov - 20 years of Wall Street experience - Extensive expertise & success in financing and providing strategic assistance to specialty pharma and biotech companies Drugs approved under supervision of our team: Plavix Javlar Yervoy Abilify Avapro Metaglip Amifostine Duragesic Levamisole Quadramet Topamax Tecfidera Raptiva Movectro

Second genomic revolution is now

Cancer moonshot 'Ending Cancer as We Know It': Strategic Goal 2 – Unleash the Power of Data [Genomics] – Report of the Moonshot Task Force, October 17, 2016

'Strategic Computing Partnership between the **Department of Energy [Argonne National Labs]** and the National Cancer Institute to **Accelerate Precision Oncology** is one of key components at Joe Biden's cancer moonshot summit' – NCI release, June 29, 2016

'**AstraZeneca** today announced an integrated genomics initiative to transform drug discovery and development across its ENTIRE research and development pipeline' and teamed up with genome pioneer **Craig Venter** to sequence **2,000,000 genomes** in hunt for new drugs' - AstraZeneca Release, 4/22/2016

AcceleratedPharma
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10 The problem “ Most cancer treatments benefit only a minority of patients they are administered to” -- Richard Simon, D.Sc, Chief of Biometric Research of the National Cancer Institute, 2014 We believe that our genomic technology can predict responses in advance, enabling non - responders to receive second line therapies without losing valuable time The position of the red arrows at 6 months, which is often required to detect response, shows the degree of disease progression in and deaths of non - responders.

High prediction rate in our pilot genomics study

Retrospective signature validation in Oxaliplatin

Published data; Colorectal cancer; FOLFOX; N=78, OOB Error

Cross validation results

Actual \ Predicted	Non-responders	Responders	Success rate
Non-responders	37	3	92.5%
Responders	4	34	89.5%

- Expression signatures produced ~90% success in recognition of responders and non-responders
- Majority of genes comprising signatures are known to play a role in platinum resistance

AcceleratedPharma

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12 Treatment - specific nature of genomic predictors Enable choice of treatment for individual patients Comparing prediction rates of expression signatures applied to patient receiving different treatments Proof of concept -- our technology has the potential to predict outcomes for a specific treatment and not just separate ‘easy - to - treat’ from ‘hard - to - treat’ tumors FOLFOX Patients FOLFIRI Patients FOLFOX Predictors 92% 50% FOLFIRI Predictors 48% 90%

13 Viagra, Erbitux and Thalidomide are some of numerous examples of rescued drugs which have generated many billons of sales Drug rescue reduces costs of drug development by 85% when restarted from Phase II and increases chances of success by a factor of 2.5X* Ɣ Increased information content enables better, faster decisions to be made in terms of safety and efficacy* Ɣ Optimization of past data/information enhances the probability of success and decreases the risk associated with the clinical trial process.* Our strategy -- drug rescue and repositioning * Source — Kauppi, Therapeutic Drug Repurposing, Repositioning and Rescue — Part II: Business Review. Drug Discovery World (Spring 2015), p.62 - 63. Our lead candidate, Picoplatin, was the subject of a previous phase III clinical study conducted by others, which did not meet its endpoint, but which we believe we can rescue .

14 Platinum - based chemotherapy Frequently used in combination with other therapies $400 billion Standard of Care Used in >50% of 1 st line treatments Efficacy well - established — effective in suppressing tumor growth in many patients • Platinum - based drugs cause substantial side effects • ~50% of patients do not respond to therapy BUT

15 Chemotherapy compounds are a key component of cancer therapy • Cancer patients need safer and more targeted chemotherapy drugs. • Targeted therapies, expected to be alternative treatments, are used instead in combination with chemotherapy. • Celgene’s Abraxane sales were $967 million in 2015 (approved in 2012). • In 2015, FDA approved 4 new chemotherapeutic drugs. Acquisition demonstrates the continuing value of Chemotherapy Jazz acquired Celator Pharmaceuticals for $1.5 billon in July 2016 • Celator’s lead chemotherapeutic compound Vyxeos is being developed for acute myeloid leukemia • Overall survival increase of 3.6 months is comparable to previous Picoplatin Phase II results for several indications Note: The above is an example of the value of chemotherapy and is not meant to project that we will experience similar success. There can be no assurance that Accelerated Pharma will be successful in its drug development program or that it will experience similar success to Celator Pharmaceuticals .

16 First Project -- Picoplatin 1 Significant capital spent through Phase III invested by AstraZeneca and Poniard to develop Picoplatin 2 Clinical data from >1,100 patients 3 Indications of potential efficacy in multiple forms of cancer 4 Activity in platinum - resistant patients 5 Reduction of dose - limiting side effects 6 Potential to replace platinum drugs in multiple indications

17 Picoplatin -- prior human studies show promise Clinical Trials Phase I (# of patients) Phase II (# of patients) Phase III (# of patients) Results Tolerability monotherapy (3 trials) 68 Tolerable doses established Tolerability combinations (4 trials) 90 Safety profile described Small Cell Lung Cancer (SCLC) 2 nd line 80 401 SIGNIFICANT increase in PFS, including platinum - resistant patients Colorectal 1 st line 101 3 times fewer neurotoxicity events Prostate (HRPC) 2 nd line 47 78% response in PSA Oral Bioavailability 31 Oral formulation similar to IV Ovarian 2 nd line 82 >40% response NSCLC (2 trials) 2 nd line 68 No effect Mesothelioma 2 nd line 47 No effect Substantial clinical data: • 20 clinical trials • 1,100 patients Clinical data indicate: • Overall efficacy • Reduction in neurotoxicity • Potential to overcome resistance Promising potential treatment for: • Colorectal cancer • Ovarian cancer • Head & neck cancer • Small cell lung cancer • Prostate cancer

18 Prior Phase III trial -- how it could have been rescued? Exclusion of patients relapsed after 45 days could have led to a positive outcome Treatment Arm Disease Status Categories No Approved drug Oral/Intravenous Topotecan approved TOTAL (%) Did not Respond/ Progressed within 45 days during 1 st Line (%) Responded and Progressed > 45 to 180 days (%) Total (%) BSC 92 (22.9%) 41 (10.2%) 133 (33.2%) Picoplatin + BSC 202 (50.4%) 66 (16.5%) 268 (66.8%) Total 294 (73.3%) 107 (26.7%) 401 (100%) Patients who did not respond or who progressed within 45 days during first - line platinum - based chemotherapy demonstrated significant survival benefit (stratified logrank test, p=0.0173 and HR 0.72) in the picoplatin + BSC arm as shown in the Kaplan - Meier curve below.

19 Overview of our planned clinical program 2015 2016 2017 2018 2019 - 2020 Manufacturing FDA interactions CRC 2 nd line Head & Neck 2 nd line API* Drug Product Trial design and IND discussions Phase II Phase II Phase III *Active Pharmaceutical Ingredient NOTE: 2 nd line means patients who have failed a previous cancer treatment

20 Planned phase IIB studies Study 1 – 2 nd Line Treatment in H&N Study 2 – mCRC (1 st or 2 nd line) To obtain Picoplatin genomic signatures and demonstrate their effect on response rate (efficacy) in prospective setting Cohort 1 40 - 70 patients, ‘all - comers’ Patient recruitment, tumor microarray data collection Picoplatin treatment Evaluation of response Calculation of expression signatures Cohort 2 30 - 40 patients selected via ‘positive’ signature Tumor microarray data collection, presence of a ‘positive’ signature is a key facto of recruitment Picoplatin treatment Evaluation of response Comparison of response rate between cohorts Genomic signatures of response to Picoplatin, primary endpoint Anticipated increase in response rate, secondary endpoint, major proof of principle

21 FDA provides ‘green light’ for our trials

22 Large market with substantial r evenue p otential If approved, Picoplatin has the potential to capture significant market share for treating CRC • Combination with genomics provides advantages over other platinum drugs • Market size for platinum drugs is multiple billions • Significant revenue potential in $13.8 billion CRC marketplace Significant additional revenue potential for other cancer indications where platinum - based chemotherapy plays an important role • Head and neck, ovarian, small cell lung and prostate cancer are large potential future opportunities • Last branded platinum drug, Oxaliplatin, commanded over a billon in sales as late as 2012

23 Use of proceeds Net proceeds of initial public offering expected to support our planned Phase IIB clinical trials It should allow us to: • Demonstrate proof - of - principle human efficacy of Picoplatin as an important drug by achieving high response rate through the use of genomics • Validate genomic signatures to be used in Phase III trials for Picoplatin • Prove general validity of the genomics - driven patient selection and start multiple collaboration programs Category Costs over 30 months Drug manufacturing $750,000 Phase IIb clinical t rials $9,500,000 Working capital and general corporate $4,850,000 Total $15,100,000

24 Obtain significant non - dilutive research and development grant funding Potential milestones including non - dilutive funding opportunities Enter into strategic drug development agreements with EU and Asian pharma for Picoplatin Complete Phase IIB Clinical Trials File application for new drug approval for Picoplatin for cancer indication in the Russian Federation Initiate regulatory activity in the EU for clinical trials combining Picoplatin with our genomic technology File new patents related to the combination of genomics and Picoplatin and, possibly, other drugs Publish peer review papers and participate in scientific conferences related to our genomic technology Form Strategic collaborations with other pharma companies using their drug pipeline with our genomics While we will focus our efforts on achieving these or similar milestones, potential investors are cautioned that no assurance s c an be given that we will be able to achieve any of these milestones during anticipated timeframes.

25 Summary Powerful genomic technology combined with late - stage drug candidate that has clear indications of efficacy and improved neurotoxicity safety profile. 1 Potential to significantly improve patient outcomes by identifying likely responders and non - responders in advance. 2 Opportunity to invest in a late - stage drug at a fraction of past drug development costs. 3 Picoplatin combined with genomics has the potential to replace existing platinum drugs for many cancer indications. 4 Phase IIB cancer trials present substantial potential value drivers for investors. 5 Genomic technology can be used with and extend patent life for many drugs.

AcceleratedPharma

www.acceleratedpharma.com

Michael Fonstein, CEO

773-517-0789

mfonstein@apipharmaceuticals.com

Randy Saluck, CFO

203-520-3840

rsaluck@apipharmaceuticals.com